APPENDIX B


                              RONALD WHITMAN WEISS
                                 737 PARK AVENUE
                            NEW YORK, NEW YORK 10021
                                 (212) 535-2077

March 8, 2001

Board of Directors
Vinings Investment Properties Trust
2839 Paces Ferry Road
Atlanta, GA 30339-5704

Gentlemen:

     We have been asked to up-date our evaluations of the value of Vinings' share price, as of the year ending December 31, 2000. The best measure of share market value for any public company, is the currently traded price per share on the open market. Even when the trading market is thin, as in this instance, it is still indicative of the value that these shares would command if liquidation took place. The market price of Vinings stock had shown wide fluctuations during the past twelve-month period, and during the latter part of December, VIPIS shares traded at their lowest point, below $2.00 per share. Therefore, we concluded that a fair market price valuation would be in a range between $2.00 and $2.25 per share.

     Although, Book Value or Net Asset Value, is not always a good measure for a public company, it is more appropriate for a real estate investment trust, than most other publicly owned companies. In this instance, after an allowance for accumulated depreciation, the net share value can still be approximated at $3.25.

     Earnings per share and price earnings ratios, are not viable methods for estimating a share value for a real estate owning company, for the reasons stated. Cash flow and/or Adjusted Funds from Operations, is a much truer approximation. An analysis of comparable AFFO multiples, from other real estate investment trusts in Vinings' peer group, indicates that an appropriate fair market value based upon AFFO Multiples, would still be in a range between $2.90 and $3.25 per share.

     Finally, an estimate based upon net value of the underlying real estate owned by Vinings, is another excellent indication for the fair per share market value for the Vinings stock. In lieu of appraisals for each of the individual properties, we previously used a capitalized net operating income model, based upon the gross income for the latest verified twelve month period, which we had prior to year end December 31, 2000. The actual year end rent and expense numbers, reported to us at this time by the company, showed that gross possible rents and net operating income, had both been over-stated in our original evaluation, and reduced by the year end.

     Therefore, as indicated in the attached valuation, including the joint venture equity, a capitalization of the actual year-end net operating income would indicate a lower revised approximate per share value of $2.66.

     All of these factors indicate that we should revise our estimate of per share value to a lower range than our original December 15, 2000, opinion of $3.25, to a range between $2.66 and $3.25 per share. This produces an average per share value of approximately $3.00 per share, as of the year-end, December 31, 2000.



                   Very truly yours,

                   /s/ Ronald Whitman Weiss
                   ------------------------
                   Ronald Whitman Weiss